Exhibit 99.25

Aris Gold Corporation

Management’s Discussion and Analysis

For the three and six months ended June 30, 2022 and 2021

(expressed in thousands of United States dollars, except as noted)

Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Gold Corporation (the Company or Aris Gold) is prepared as of August 10, 2022 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 and 2021 (the Interim Financial Statements), as well as the audited consolidated financial statements for the years ended December 31, 2021 and 2020, and the related notes (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and are available on Aris Gold’s website at www.arisgold.com and under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Additional information regarding Aris Gold, including its Annual Information Form (AIF) for the year ended December 31, 2021 and dated March 3, 2022, as well as other information filed with the Canadian securities regulatory authorities, is available under the Company’s SEDAR profile. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the condensed consolidated interim financial statements prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting using accounting policies consistent with IFRS. Reference should also be made to the Non-IFRS Measures section of this MD&A for information about non-IFRS measures referred to in this MD&A. All figures contained herein are expressed in thousands of United States dollars (US), except as otherwise stated.

Aris Gold is a company existing under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. Aris Gold’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol ARIS and on the OTCQX under the symbol ALLXF. Aris Gold has exchange-traded common share purchase warrants listed on the TSX under the symbol ARIS.WT and senior secured Gold-Linked Notes listed on the NEO Exchange under the symbol ARIS.NT.U.

Business Overview

Aris Gold is a gold production and development company that is creating a leading gold producer operating entirely in the Americas. On July 25, 2022, Aris Gold announced an agreement (the Arrangement Agreement) with GCM Mining Corp. (GCM) to combine in an at-market transaction (the Transaction). If the Transaction is completed, the combined company will continue as Aris Mining Corporation (Aris Mining) and will be headquartered in Vancouver, Canada, with a Board of Directors led by Ian Telfer as Chair and an integrated operations team led by Neil Woodyer as CEO. The Transaction with GCM follows the announcement on April 12, 2022, when Aris Gold became the operator and 20% shareholder of the Soto Norte gold project, with an option to increase to 50% ownership.

Following the closing of the Transaction the combined group will have a balanced mix of production, development, and exploration assets across the Americas with proven and probable mineral reserves of 3.8 million ounces of gold, measured and indicated mineral resources of 18.3 million ounces of gold, inclusive of mineral reserves, and inferred mineral resources of 7.7 million ounces of gold.1

Aris Gold’s current assets include:

•

Marmato Mine (Caldas, Colombia): a historic producing underground gold mine currently undergoing a modernization and expansion program, which includes the construction of a new decline, mine workings, 4,000 tonnes per day (tpd) carbon in pulp processing plant and dry stack tailings facilities. The Pre-Feasibility Study disclosed in the Marmato Technical Report estimates production of 175,000 ounces per year (oz/yr) from the optimized Upper Mine and the Lower Mine expansion project.[2]

•

Soto Norte Project (Santander, Colombia): a large-scale feasibility-stage underground gold project undergoing permitting and licensing. In April 2022, Aris Gold became the operator of the Soto Note joint venture and is leading a new and reframed environmental permitting process. The Feasibility Study disclosed

1 See the full breakdown of mineral resources and mineral reserves in section Pro forma Consolidated Mineral Resources and Mineral Reserves of this MD&A.

2 See the references to the current Technical Reports in section Qualified Person and Technical Information of this MD&A.

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Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021 in the Soto Norte Technical Report estimates average gold production of 450,000 oz/yr over the steady state production years. Upon exercising its option to increase its joint venture ownership interest from 20% to 50%, the attributable gold production to Aris Gold would be 225,000 oz/yr.2

•	Juby Project (Ontario, Canada): an advanced stage gold project with an open pit mineral resource located in the Abitibi greenstone belt

GCM’s assets that will form part of the combined company’s portfolio are as follows:

•

Segovia Operations (Antioquia, Colombia): a high-grade underground mining district that produced 208,817 ounces of gold in 2021. Operations at Segovia have been ongoing for over 150 years and there is a well-established history of mineral resource and reserve replacement. The Segovia Operations include the purchase of mined material from small-scale miners, which are described in the Segovia Technical Report3 and represented about 16% of 2021’s gold production, as part of an industry-leading Colombian program for the integration of informal small-scale miners into the supply chain, with added environmental, social and security benefits. GCM is currently expanding milling capacity at the Maria Dama processing facility from 1,500 tpd to 2,000 tpd.

•

Toroparu Project (Cuyuni-Mazaruni, Guyana): an advanced stage, open pit and underground gold project with estimated average gold production of 225,000 ounces per year over a 24-year mine life, as described in the Preliminary Economic Assessment disclosed in the Toroparu Technical Report[3,4]. Located approximately 50 kilometres southwest of the recently constructed Aurora gold mine, Toroparu is one of the largest undeveloped gold projects in the Americas and provides the combined company with a foothold in the emerging and highly prospective Central Guiana Shear Zone. GCM are advancing with infill drilling and pre-construction activities.

The Transaction will create a combined company with two operating assets, Marmato Mine and Segovia Operations, both generating free cash flow, and a strong starting cash position to support the development of the advanced-stage projects. The combined company will also have access to $260 million of future funding from Wheaton Precious Metals International (WPMI) from the precious metal streams on both the Marmato Mine and the Toroparu Project.

GCM shareholders and Aris Gold shareholders (taking into consideration the 44.3% of Aris Gold currently held by GCM) are expected to own, based on respective share values as of the date of execution of the Arrangement Agreement and on a diluted in-the-money basis, approximately 74% and 26% of Aris Mining, respectively – a gold producer with increased diversification of operating and project development risk, an improved capital markets profile, and reduced overhead costs. It is anticipated that both the GCM and Aris Gold shareholder meetings will take place on September 19, 2022; subject to receipt of shareholder and regulatory approvals and satisfaction of customary closing conditions, with completion of the Transaction and the launch of the new Aris Mining expected to occur promptly thereafter.

Q2 2022 Highlights

•	Closing of the Soto Norte Transaction and associated financings
○	On April 12, 2022, Aris Gold completed the Soto Norte Transaction.
○

Concurrent with the closing of the Soto Norte Transaction, the Company amended its existing $110 million precious metals stream at the Marmato mine with WMPI (the WPMI Stream) to increase the aggregate total funding amount by $65 million to $175 million.

•	Advanced the construction of the Marmato Lower Mine, including:
○	advancing the El Higuerón ventilation decline, which remains on track for completion in Q4 2022;

3 See the references to the current Technical Reports in section Qualified Person and Technical Information of this MD&A.

4 A preliminary economic assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

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Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

○

furthering the land acquisition process and working closely with Corpocaldas, the regional environmental authority, to finalize updates to the Environmental Management Plan (PMA), to facilitate the permitting process for the Lower Mine development and construction of the processing plant and associated facilities;

○	continuing the geotechnical and environmental studies required for the advancement of the Lower Mine decline;
○	commencing the Salvador decline, which will provide a link between the Upper and Lower Mines;
○	progressing construction of the secondary 200-person camp and site access road that connects to the primary 800-person camp, with commissioning expected in Q3 of 2022;
○	advancing negotiations with the local power authorities to secure the connection to the local electricity grid, with the anticipated timing and capacity meeting the needs of the project; and
○

refining the FEL3 engineering design, cost and completion schedule, expected to be completed in Q3 of 2022. Upon completion, the FEL3 works will inform the timing of the remaining critical path activities.

•	Continued optimization work at the Marmato Upper Mine, including:
○	relocating the gravity concentrator to the primary milling circuit to enhance the recovery of free gold in the circuit;
○	implementing a new strategy to optimize the ventilation system and further improve conditions underground; and
○	modifying the mechanized mining methods to decrease stope widths and further reduce dilution.

•

With gold sold of 15,397 ounces at AISC of $1,487 per ounce sold, H1 2022 operating results compare favorably to gold sold of 13,505 ounces at AISC of $1,773 per ounce sold for the same period in 2021 and continues to demonstrate the positive impact of the optimization activities undertaken by the company (see Non-IFRS Measures and Operations review and financial performance).

Outlook

Aris Gold was formed with the vision of creating a globally relevant gold producer. During Q2 2022, the Company made significant progress in delivering on these growth objectives with the completion of the Soto Norte Transaction in April 2022, then progressed the opportunity to combine Aris Gold with GCM as announced on July 25, 2022. Aris Gold intends to expand production with the strong pipeline of development and expansion projects that the combined company will operate.

Following the announcement of the Transaction with GCM, management is focused on the integration of the two companies, preparing the projects teams at the Lower Mine project at Marmato, and reviewing construction plans at the Toroparu Project to utilize the strengthened mine-building, operating and financial capacity of the combined team. The new Aris Mining team intends to leverage the established integration programs implemented by GCM Mining’s Segovia operation in building relationships and agreements with the small-scale miners around Marmato to increase the Marmato feed grade with higher grade small-scale mining ore.

The management team will continue to look for opportunities to acquire other companies, producing mines and development projects that fit within the growth strategy.

During Q2 2022, Aris Gold continued to develop its 2021 Sustainability Report with additional disclosures and metrics and the Company’s progress. Aris Gold plans to publish its 2021 Sustainability Report during Q3 2022.

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Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

Operating and Financial Results for the Period

Operations review and financial performance

In Q2 and H1 of 2022, Aris Gold recorded a net loss of $1.7 million and net earnings of $1.3 million respectively (Q2 2021: net earnings of $5.9 million, H1 2021: net loss of $1.7 million). After adjustments set out in the reconciliation on page 16 of this MD&A, the adjusted loss for Q2 and H1 of 2022 was $3.5 million and $2.1 million respectively (Q2 2021: adjusted loss of $1.8 million, H1 2021: adjusted loss of $3.5 million). In addition to the drivers discussed below the table, the changes in the adjusted losses between Q2 and H1 of 2022 and the corresponding periods for 2021 were primarily driven by increases in earnings from mining operations realized through optimization activities at the Marmato Upper Mine, offset by higher general and administrative costs and higher finance fees and interest associated with the new financings.

	Three months ended June 30,		Six months ended June 30,
Operating data	2022	2021 [1]	2022	2021 [1]
Tonnes of ore processed (t)	81,484	72,196	162,429	152,475
Average gold grade processed (g/t)	3.11	2.78	3.04	2.77
Gold recovery (%)	92.3%	89.7%	93.1%	90.4%
Gold produced (ounces)	7,411	5,958	14,830	12,601
Gold sold (ounces)	7,699	6,093	15,397	13,505
Average realized gold price ($ per oz sold)	1,856	1,811	1,870	1,806
Total cash costs ($ per oz sold) [2]	1,287	1,419	1,257	1,374
AISC ($ per oz sold) [2]	1,537	1,818	1,487	1,773
Financial data ($000s, except per share amounts)
Revenue	14,467	11,214	29,144	24,853
Cost of sales	(11,717)	(9,842)	(22,612)	(21,241)
Depreciation and depletion	(473)	(502)	(1,013)	(1,019)
Materials and supplies inventory provision	-	(303)	-	(830)
Earnings from mining operations	2,277	567	5,519	1,763

Acquisition and restructuring expenses	-	48	-	(12,743)
General and administration costs	(3,618)	(1,888)	(5,533)	(3,640)
Share-based compensation	(619)	(475)	(1,105)	(1,243)
Loss from investment in associate	(285)	-	(285)	-
Loss before finance income/(expenses) and income tax	(2,245)	(1,748)	(1,404)	(15,863)

Finance fees and interest (net)	(1,968)	(25)	(2,199)	(702)
Gain on financial instruments	3,261	7,582	6,930	14,519
Foreign exchange gain (loss)	(68)	62	(159)	327
Income tax expense	(807)	35	(1,972)	(16)
Net earnings (loss)	(1,749)	5,906	1,329	(1,735)
Net earnings (loss) per share – basic and diluted	(0.01)	0.04	0.01	(0.01)
Adjusted loss[2]	(3,512)	(1,848)	(2,195)	(3,449)
Additions to mining interests	8,343	6,838	15,451	14,954

Balance sheet, as at ($000s)			June 30, 2022	Dec 31, 2021

Cash and cash equivalents			111,221	138,008
Total assets			384,112	293,666
Total long-term debt			78,251	86,124

(1)

In the year ended December 31, 2021, management determined that the nature of the services provided by the site administrative department at the Marmato Mine were shared between the Upper and Lower Mine and accordingly, certain immaterial costs previously allocated to cost of sales should be capitalized to the Lower Mine expansion project, and as such comparative figures have been updated from results previously disclosed. Refer to the Summary of quarterly results section for further details.

(2)	Refer to the Non-IFRS Measures section for full details on total cash costs ($ per oz sold), AISC ($ per oz sold) and adjusted (loss)/earnings calculations.

Gold production for Q2 2022 increased year-over-year by 24% to 7,411 ounces, driven by a 13% increase in throughput and a 12% increase in grade against Q2 2021. Gold production for H1 2022 increased by 18% to 14,830 ounces, driven by a 7% increase in throughput and a 10% increase in grade against H1 2021. Revenue increased by 29% for Q2 2022 and 17% for H1 2022 compared to the same periods in 2021, primarily driven by the increase in gold sold over the same periods in 2021.

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Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

During the year ended 2021 and up to the end of H1 2022, the Marmato Upper Mine continued to benefit from the workforce reorganization that focused on health and safety, training and productivity, and cost management. This reorganization, coupled with the investments made to streamline labour and materials consumption, has positively contributed to a 9% decrease in cash costs per ounce sold to $1,287 in Q2 2022 (Q2 2021: $1,419 per ounce sold) and a decrease of 8% in cash costs per ounce sold to $1,257 for H1 2022 (H1 2022: $1,773 per ounce sold) over the corresponding periods in 2021. This decrease was achieved despite inflationary pressures, with Colombian annual inflation reaching 9.67% at the end of June 2022. Cost of sales increased by 19% to $11.7 million for Q1 2022 (Q1 2021: $9.8 million) and by 6% to $22.6 million for H1 2022 (H1 2021: $21.2 million) over the same periods in 2021, driven by the increased mining rates, plant throughput and gold production.

Leveraging the investments made in 2021 to modernize the operations and maintaining strict control over capital spending, the Company deferred non-essential capital projects for the Upper Mine during Q2 and H1 of 2022 – which in combination with the lower cash costs for the periods, resulted in a 15% decrease in AISC for Q2 2022 to $1,537 per ounce sold (Q2 2021: $1,818 per ounce sold) and a 16% decrease to $1,487 per ounce sold for H1 2022 (H1 2021: $1,773 per ounce sold). Refer to Note 18 in the accompanying Interim Financial Statements for a detailed breakdown of costs.

For Q2 2022 the gain on financial instruments of $3.3 million (Q2 2021: $7.6 million) primarily relates to the change in fair value of the gold-linked notes (Q2 2021: loss of $2.3 million), while the impact of the change in fair value of the listed and unlisted warrants was negligible (Q2 2021: gain of $9.9 million). The gain of $6.9 million for H1 2022 (H1 2021: $14.5 million) was comprised of a $0.4 million gain related to the gold-linked notes (H1 2021: gain of $3.8 million) and a gain of $6.5 million related to the listed and unlisted warrants (H1 2021: gain of $13.8 million). Further impacting the H1 2021 change in financial instruments was a $3.2 million loss related to the Aris Subscription Receipts (defined herein), prior to their conversion on February 4, 2021.

The financings undertaken in connection with the Soto Norte Transaction resulted in an increase in finance expenses and interest (net) in Q2 and H1 2022 compared to the same period in 2021 of $0.7 million interest accrued on the convertible debenture issued to GCM (see the Significant Financings section) and $1.2 million interest accrued on the $50 million deferred payment due to Mubadala.

Total additions to mining interests for H1 2022 were $15.5 million. Additions related to the Marmato Lower Mine were $13.7 million over the same period, which included $4.9 million related to mine infrastructure, land acquisitions and environmental studies, $1.0 million for exploration drilling, and $8.6 million for engineering and design studies and other project related costs. At the Marmato Upper Mine, $1.6 million was spent during H1 2022 on plant, environmental and underground infrastructure upgrades.

Soto Norte Project

On April 12, 2022 the Company completed the acquisition of a 20% interest in the Soto Norte gold project in Colombia, with the option to acquire a further 30% interest (the Soto Norte Transaction). A Feasibility Study on the Soto Norte project estimates a steady-state production rate of 450,000 ounces of gold per year at life-of-mine all-in sustaining costs (AISC) of $471 per ounce of gold. Building on the detailed technical feedback provided by the Colombian environmental regulatory authority (ANLA) to the former operators in 2021, Aris Gold is leading the drafting and submission of a new Environment and Social Impact Assessment (ESIA). As operator, Aris Gold’s team is contributing its knowledge and experience as well as ensuring a respectful consultation process with the local stakeholders. Aris Gold is well positioned to lead the Soto Norte gold project through the construction and operations phases, which are expected to occur following completion of the Marmato Lower Mine expansion.

The purchase price for the Company’s initial 20% interest in the Soto Norte Project is $100 million in cash, payable to Mubadala in two tranches of $50 million. The first $50 million tranche was paid at closing of the Soto Norte Transaction, and the second tranche is deferred and due within 12 months of closing of the Soto Norte Transaction.

The Company has the option to acquire an additional 30% interest in the Soto Norte Project for a cash payment of $300 million (the Option). The Option may be exercised at any time prior to the earlier of a) 10 weeks following receipt of the ESIA approval from ANLA for development of the Soto Norte Project or b) 42 months after closing (the Option Expiry

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Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

Date). In the event the Company does not exercise the Option prior to the Option Expiry Date, Mubadala may repurchase the Company’s 20% interest in the Soto Norte Project at a price equal to the aggregate amount invested by the Company up to that point.

Mubadala retained a precious metals streaming interest on 7.35% of payable gold and 100% of payable silver, commencing after 5.7 million ounces (Moz) of gold have been produced. Following the 5.7 Moz gold production threshold, the Company’s ownership in the Soto Norte Project may be decreased based on a remaining life of mine valuation formula that assigns a portion of the economic burden of the precious metals stream to the Company’s interest in the Soto Norte Project, rather than Mubadala’s.

Highlights of the Soto Norte Project include:

•

14-year mine life, based on probable mineral reserves of 24.8 million tonnes (Mt) at 6.22 g/t of gold, 34.4 g/t of silver, and 0.19% copper, containing 5.0 Moz of gold, 27.4 Moz of silver, and 103 million pounds (Mlb) of copper

•	Indicated mineral resources of 48.1 Mt at 5.47 g/t of gold, 35.8 g/t of silver, and 0.18% copper containing 8.5 Moz of gold, 55.3 Moz of silver, and 193 Mlb of copper, inclusive of mineral reserves
•	Inferred mineral resources of 27.3 Mt at 4.06 g/t of gold, 25.9 g/t of silver, and 0.18% copper containing 3.6 Moz of gold, 22.8 Moz of silver, and 107 Mlb of copper
•	Average production of 450,000 ounces of gold per year at life of mine average AISC of $471/oz of gold
•	After tax project NPV5% is $1.5 billion and IRR is 20.8%, at base case gold price of $1,675 per ounce
•	After tax project NPV5% is $2.0 billion and IRR is 24.4%, at a gold price of $1,925 per ounce

The Company will provide a new and informed approach to environmental permitting. Following detailed technical feedback from ANLA in 2021, drafting of a new ESIA commenced and will include a robust Quality Assurance and Quality Control process for regulatory compliance. As operator, Aris Gold’s team will contribute its knowledge and experience as well as provide a respectful consultation process with its local stakeholders.

Soto Norte will be a significant project for the local and regional communities, providing employment and skills training for up to 1,800 construction contractors and up to 940 full time operations employees, and a strategy to procure goods and services from the regional community.

Juby Project

The Juby Project is an advanced stage gold exploration project in northeastern Ontario. The Juby Project mineral resources include indicated resources of 21.3 Mt at 1.13 g/t gold containing 773,000 ounces of gold, and inferred resources of 47.1 Mt at 0.98 g/t gold containing 1.5 Moz of gold. See the Pro forma Consolidated Mineral Resources and Mineral Reserves section for further information.

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Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

Summary of quarterly results

		For the three months ended
Quarterly results	June 30, 2022	March 31, 2022	Dec 31, 2021	Sept 30, 2021
Revenue ($000s)	14,467	14,677	12,070	11,926
Gold sold (ounces)	7,699	7,698	6,725	6,695
AISC ($ per oz sold) [1]	1,537	1,437	1,505	1,702
Earnings from mine operations ($000s)	2,277	3,242	2,231	1,134
Net earnings (loss) ($000s)	(1,749)	3,078	(5,886)	6,049
Basic and diluted net earnings (loss) per share	(0.01)	0.02	(0.04)	0.04
		For the three months ended
Quarterly results	June 30, 2021	March 31, 2021	Dec 31, 2020	Sept 30, 2020
Revenue ($000s)	11,214	13,639	12,550	13,306
Gold sold (ounces)	6,093	7,412	6,589	6,963
AISC ($ per oz sold) [1]	1,718	1,702	1,943	1,658
Earnings from mine operations ($000s)	567	1,196	2,144	3,260
Net earnings (loss) ($000s)	5,389	(7,332)	(33,744)	(24,872)
Basic and diluted net earnings (loss) per share	0.04	(0.06)	(0.32)	(0.32)
(1)

Refer to the Non-IFRS Measures section for full details on AISC ($ per oz sold). Comparative AISC values have been adjusted from amounts previously disclosed following the change noted below and the reclassification of certain immaterial capital expenditures from sustaining to non-sustaining capital based on their nature.

Earnings from mine operations and gold sold were reflective of the ongoing optimization activities at the Marmato Upper Mine. Net earnings (loss) throughout the last eight quarters were influenced by the revaluation of financial instruments, and the net losses seen in 2020 were primarily the result of the loss on financial instruments and fees and expenses associated with financing the Lower Mine development.

During the year ended December 31, 2021, management determined that the nature of the services provided by the site administrative department at the Marmato Mine were shared between the Upper and Lower Mine and accordingly, certain immaterial costs previously allocated to cost of sales were capitalized to the Lower Mine expansion project. As a result of these adjustments, there was a reduction in net loss by $0.7 million ($0.01 per share, basic and diluted) and $0.6 million ($0.01 per share basic, $0.00 per share diluted) in the three-month periods ended March 31, 2021 and June 30, 2021, respectively.

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Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

Summary of financial condition

	Balance as of
($000s)	June 30, 2022	December 31, 2021
ASSETS
Current
Cash and cash equivalents	$111,221	$138,008
Cash in escrow	3,041	3,995
Gold in trust	636	637
Trade and other receivables	3,513	4,249
Inventories	5,289	7,128
Prepaid expenses and deposits	1,726	333
	125,426	154,350
Non-current
Mining interests, plant and equipment	154,571	137,317
Investment in associate	102,756
Other long-term assets and receivables	1,359	1,999

Total assets	$384,112	$293,666

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$12,040	$13,234
Deferred consideration for Soto Norte	48,999	-
Current portion of long-term debt	7,770	6,510
Current portion of deferred revenue	4,701	2,117
Other current liabilities	595	701
	74,105	22,562
Non-current
Long-term debt	70,481	79,614
Warrant liabilities	20,464	26,954
Convertible debenture	34,462	-
Deferred revenue	47,555	30,415
Provision for decommissioning	2,044	2,813
Deferred income taxes	4,097	4,024
Other non-current liabilities	769	564

Total liabilities	253,977	166,946
Total liabilities and shareholders’ equity	$384,112	$293,666

Liquidity and capital resources

Aris Gold’s objective when managing liquidity and capital resources is to safeguard the Company’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support the development of the Marmato Lower Mine, and pursue accretive acquisition opportunities. Aris Gold intends to finance any potential acquisitions with a prudent combination of debt and equity funding sources.

Aris Gold had a working capital surplus of $51.3 million at June 30, 2022 (December 31, 2021: $131.8 million) and sufficient cash and cash equivalents to fund its current operating and administration costs.

Aris Gold currently generates sufficient cash flow from operations in the Marmato Upper Mine to sustain ongoing operations. The Company is however also in a growth phase and has increased spending on its mining interests and plant and equipment in the last two years, triggered by the ongoing optimization program at the Marmato Upper Mine and the further development of the Lower Mine expansion project, which have both been funded thus far through existing capital resources.

Below is a comparison in tabular form, as at June 30, 2022 of disclosure the Company made in its short form prospectus dated November 6, 2020 (the 2020 Prospectus) about how it planned to use the net proceeds from the August 2020 offering of subscription receipts ($77.4 million) (the GLN Financing), the underlying securities of which were the Gold-Linked Notes, to how the proceeds were actually spent. Further details of the subscription receipt financing can be found in the 2020 Prospectus.

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Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

		Prospectus amount ($M)		Amount spent
Principal purpose	Prospectus timeline		Anticipated timeline	as at June 30,
				2022 ($M)
Mining equipment	Q3 2021 -Q4 2021	$4.8	Q3 2022 –Q3 2023	$-
Mine infrastructure	Q3 2021 -Q4 2021	16.6	Q2 2022 –Q4 2022	7.0
Process plant	Q3 2021 -Q4 2021	28.3	Q4 2022 –Q2 2023	-
Tailings storage facility	Q3 2021 -Q4 2021	4.6	Q2 2022 – Q1 2023	2.0
EPCM and other general project costs	Q3 2021 -Q4 2021	10.0	Q4 2021	10.0
Closing fee and interest payments for the gold-linked notes	Q4 2020 -Q3 2022	12.3	Q4 2020 – Q3 2022	11.4
Additional offering costs and expenses	Q4 2020	0.8	Q4 2020	0.8
Total use of proceeds		$77.4		$31.2

At the time of filing the 2020 Prospectus, the Lower Mine construction timeline was based on the assumption that the mining licence extension would be granted in Q3 2020 and the approval of the amended PMA would follow shortly after. Subsequently, the mining licence extension was granted in Q1 2021, six months later than anticipated and the amended PMA is in the approval process. As a result, the project timeline was rescheduled and the actual spend to June 30, 2022 lags the forecast in the 2020 Prospectus.

Key components of Aris Gold’s operating working capital at June 30, 2022 include:

•

Cash and cash equivalents: $111.2 million, representing a decrease from $138.0 million at the end of 2021, primarily due to the purchase of a 20% interest (with an option to increase to a 50% interest) in the Soto Norte project, offset in part by proceeds received from the issuance of the convertible debenture and the WPMI Stream.

•	Deferred consideration for Soto Norte: $49.0 million is due to Mubadala relating to the purchase of the interest in the Soto Norte Project (refer to the Q2 2022 Highlights section).
•

Current portion of long-term debt: $7.8 million, representing an increase from $6.5 million at year end to reflect the principal repayments on the gold-linked notes that the Company will settle in the next 12 months.

•

Other changes in working capital from normal operating activities included a decrease in cash in escrow of $1.0 million, accounts receivable of $0.7 million, a decrease in inventories of $1.8 million, a decrease in accounts payable of $1.4 million and an increase in deferred revenue of $2.6 million. The current portion of deferred revenue increased over that which was reflected at the end of 2021 due to the $65 million upsize of the WPMI Stream.

The net change in cash position at June 30, 2022 compared to December 31, 2021 was a decrease of $26.8 million, attributable to the following components of the statement of cash flows:

•

Aris Gold’s operating inflow before tax payments was $16.7 million for H1 2022 (H1 2021: $16.8 million inflow). The inflow was attributable to the positive income from mining operations and the receipt of additional funds from WPMI under the WPMI Stream.

•

Investing activities for H1 2022 comprised an outflow of $69.2 million, associated primarily with the purchase of a 20% interest (with an option to increase to a 50% interest) in the Soto Norte project and expenditures related to Marmato Lower Mine Project (H1 2021: $15.8 million which was primarily spent on the development of the Marmato Lower Mine Project).

•

Financing activities generated inflows of $26.7 million in H1 2022, related primarily to the receipt of $32.4 million of cash from the issuance of the convertible debenture. These inflows were partially offset by principal and interest repayments of the gold-linked notes. In the same period in 2021 the release of funds from escrow from the GLN Financing and the Aris Gold private placement generated $131.5 million in financing cash flows.

Page	10

Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

Contractual obligations and commitments

Aris Gold’s significant undiscounted commitments at June 30, 2022 were as follows:

	Less than 1	1 to 3 years	4 to 5 years	Over 5 years	Total
	year
Trade, tax and other payables	$12,040	$-	$-	$-	$12,040
Other long-term liabilities	-	608	-	-	608
Convertible debenture	-	38,371	-	-	38,371
Deferred consideration for Soto Norte	53,750	-	-	-	53,750
Reclamation and closure costs	341	251	127	5,296	6,015
Lease payments	316	189	-	-	505
Gold-linked notes - principal	7,770	30,100	36,540	4,200	78,610
Gold-linked notes - interest	5,646	8,740	3,457	53	17,896
Gold-linked notes - premium	2,466	12,044	17,266	2,159	33,935
Other contractual commitments	1,637	2,635	-	-	4,272

Total	$83,966	$92,938	$57,390	$11,708	$246,002

Aris Gold’s silver and gold production from the Marmato mine is subject to the terms of the WPMI Stream agreement, as detailed in the Annual Financial Statements for the years ended December 31, 2021 and 2020 (see the Significant Financings section for details on the amendment to the WPMI Stream).

Outstanding share data

As of August 10, 2022, Aris Gold had the following equity-based securities issued and outstanding:

Securities	TSX symbol	Number	Shares issuable	Exercise price per share	Expiry or maturity date
Common shares	ARIS	137,832,940
Stock options		3,990,000	3,990,000	C$2.00	March 1, 2025
		110,000	110,000	C$2.50	June 26, 2025
		200,000	200,000	C$2.73	September 17, 2022
		1,302,207	1,302,207	C$3.10	February 12, 2024
		68,069	68,069	C$2.35	April 6, 2024
		1,404,517	1,404,517	C$1.90	March 23, 2025
		416,231	416,231	C$1.86	May 31, 2025
		7,491,024	7,491,024
Unlisted warrants	Unlisted	10,800,000	10,800,000	C$3.00	December 19, 2024
Convertible Debenture	Unlisted	20,000,000	20,000,000	US$1.75	October 12, 2023
Listed warrants	ARIS.WT	76,613,200	76,613,200	C$2.75	July 29, 2025[1]
Broker warrants	Unlisted	118,050	118,050	C$2.00	December 19, 2022

1.

The Company may accelerate the expiry date of the warrants after July 29, 2023 in the event that the closing price of the common shares on the TSX (or such other exchange on which the common shares may principally trade at such time) is greater than C$2.75 per share for a period of 20 consecutive trading days, by giving notice to the holders of warrants of the acceleration of the expiry date and issuing a concurrent press release announcing same and, in such case, the warrants will expire on the 30th day following the date on which such notice is given and press release issued.

Related party transactions

Convertible debenture with GCM

On April 12, 2022, Aris Gold issued a $35.0 million convertible senior unsecured debenture to GCM, due 18 months from closing of the Soto Norte Transaction. See the discussion below in the Significant Financings section.

Page	11

Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

GCM Gold Royalty

Aris Gold pays a royalty of 4% on gold and silver revenue to a subsidiary of GCM in respect of production sourced from the Echandia mining title, which is adjacent to the Zona Baja mining title at the Marmato mine. During Q2 and H1 2022 the royalty amounted to $0.06 million (Q2 2021: $0.04 million) and $0.1 million respectively (H1 2021: $0.1 million).

Other related party transactions

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Short-term employee benefits	$1,759	$595	$2,447	$1,091
Termination benefits	-	259	-	9,040
Share-based compensation	584	345	989	969
Total	$2,343	$1,199	$3,436	$11,100

Termination benefits of $9.0 million were paid to the previous Company’s management team in the six months ended June 30, 2021, in connection with their termination on February 4, 2021.

Significant Financings

Upsized WPMI Stream

To strengthen its financial position, Aris Gold amended the terms of the WPMI Stream to increase the aggregate total funding amount to $175 million, with additional payments to Aris Gold of (i) $15 million, which was received on April 12, 2022 and (ii) $50 million is payable during construction and development of the new Lower Mine.

Effective April 12, 2022, in exchange for the increased upfront deposits and per the amended terms of the WPMI Stream agreement, WPMI agreed to purchase 10.5% of gold produced from the Marmato mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced for the life of mine. WPMI will also purchase 100% of silver produced from the Marmato mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced for the life of mine.

$35 million convertible debenture financing

On April 12, 2022, the Company issued a $35 million convertible senior unsecured debenture (the Convertible Debenture) to GCM for gross proceeds of $35 million, less proceeds held in escrow of $2.6 million for payment of interest on the Convertible Debenture for the first 12 months.

The Convertible Debenture bears interest at a rate of 7.5% per annum, payable monthly in cash from proceeds held in escrow and has a maturity date of October 12, 2023. On the maturity date, the outstanding principal amount of the Convertible Debenture is due and payable in cash unless converted in advance of that date. The holder of the Convertible Debenture may convert any portion of the Convertible Debenture at any time after 12 months from April 12, 2022, in whole or in part, into common shares of the Company at $1.75 per share (approximately C$2.21 per share, on April 12, 2022).

C$85 million Aris Gold-led financing

On December 3, 2020, the Company completed a private placement offering of 37,777,778 subscription receipts to a group of investors led by the Company’s current Board and management team at a price of C$2.25 per subscription receipt (the Subscription Receipts).

On February 4, 2021, the escrow release conditions under the Aris Gold-led financing were satisfied and the Company issued 37,777,778 common shares and 37,777,778 listed warrants to the holders of Aris Gold subscription receipts and the C$85.0 million of cash in escrow was released to the Company.

Refer to Note 12 in the Annual Financial Statements for consideration of accounting treatment and further details.

Page	12

Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

Non-IFRS Measures

Aris Gold has presented certain non-IFRS financial measures and non-IFRS ratios in this document. The Company believes these measures and ratios, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cash costs

Total cash costs and total cash costs per oz sold are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per oz sold are calculated by dividing total cash costs by volume of gold ounces sold.

Aris Gold believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied. Aris Gold changed the method of calculating cash costs in the fourth quarter of 2020 and all historical information was adjusted. Total cash costs now exclude production taxes and related party royalties. Management considers that these costs are not controllable by the operations team and as such exclude them from their controllable costs. These costs are included in AISC below.

	Three months ended June 30,		Six months ended June 30,
($000s except per ounce amounts)	2022	2021[1]	2022	2021[1]
Total gold sold (ounces)	7,699	6,093	15,397	13,505
Cost of sales [2]	11,717	9,842	22,612	21,241
Less: royalties and production taxes [2]	(1,423)	(975)	(2,571)	(2,084)
Less: social programs	(176)	(80)	(307)	(219)
Add: silver revenue [2]	(165)	(180)	(336)	(463)
Less: other adjustments	(45)	37	(39)	82
Total cash costs	9,908	8,645	19,360	18,557
Total cash costs ($ per oz sold)	1,287	1,419	1,257	1,374

1. In the year ended December 31, 2021, management determined that the nature of the services provided by the site administrative department at the Marmato Mine were shared between the Upper and Lower Mine and accordingly, certain immaterial costs previously allocated to cost of sales, should be capitalized to the Lower Mine expansion project and as such comparative figures have been updated from results previously disclosed. Refer to the Summary of quarterly results section for further details.

2. As presented in the Condensed Consolidated Interim Financial Statements for the respective periods.

All-in sustaining costs

AISC and AISC ($ per oz sold) are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold.

The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non-IFRS measure provides investors with transparency to the total period-attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Page	13

Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

	Three months ended June 30,		Six month ended June 30,
($000s except per ounce amounts)	2022	2021[1]	2022	2021[1]
Total gold sold (ounces)	7,699	6,093	15,397	13,505
Total cash costs	9,908	8,645	19,360	18,557
Add: royalties and production taxes [2]	1,423	975	2,571	2,084
Add: social programs	176	80	307	219
Add: sustaining capital expenditures	326	1,377	660	3,086
Less: other adjustments	-	-	-	-
Total AISC	11,833	11,077	22,898	23,946
Total AISC ($ per oz sold)	1,537	1,818	1,487	1,773

1. In the year ended December 31, 2021, management determined that the nature of the services provided by the site administrative department at the Marmato Mine were shared between the Upper and Lower Mine and accordingly, certain immaterial costs previously allocated to cost of sales, should be capitalized to the Lower Mine expansion project and as such comparative figures have been updated from results previously disclosed. Refer to the Summary of quarterly results section for further details.

2. As presented in the Condensed Consolidated Interim Financial Statements for the respective periods.

The following table reconciles sustaining and non-sustaining capital expenditures as disclosed in this MD&A to the additions to mining interest, plant, and equipment in Note 8 of the Interim Financial Statements:

	Three months ended June 30,		Six months ended June 30,
($000s except per ounce amounts)	2022	2021[1]	2022	2021[1]
Sustaining capital expenditures	326	1,377	660	3,086
Non-sustaining capital expenditures	8,016	5,022	14,791	11,348
Additions to leased plant and equipment	-	439	-	520
Additions to mining interest, plant, and equipment [2]	8,343	6,838	15,451	14,954

1. In the year ended December 31, 2021, management determined that the nature of the services provided by the site administrative department at the Marmato Mine were shared between the Upper and Lower Mine and accordingly, certain immaterial costs previously allocated to cost of sales, should be capitalized to the Lower Mine expansion project and as such comparative figures have been updated from results previously disclosed. Refer to the Summary of quarterly results section for further details.

2. As presented in the Condensed Consolidated Interim Financial Statements for the respective periods.

Adjusted net earnings and adjusted net earnings per share

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic and diluted) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic and diluted basis, respectively.

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains and losses on deferred and current income taxes, and other non-recurring items, such as transaction and restructuring costs and one-time fair value adjustments from the acquisition. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined under IFRS.

Page	14

Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

	Three months ended June 30,		Six months ended June 30,
($000s except shares amount)	2022	2021[1]	2022	2021[1]
Basic weighted average shares outstanding	137,832,940	137,832,940	137,832,940	130,672,473
Diluted weighted average shares outstanding	137,832,940	142,440,990	137,832,940	130,672,473
Earnings/(loss) before tax [2]	(942)	5,871	3,301	(1,719)
Add back:
Share based payments [2]	619	475	1,105	1,243
(Gain) loss on financial instruments [2]	(3,261)	(7,582)	(6,930)	(14,519)
Financing fees and expenses [2]	4	-	170	149
Acquisition and restructuring costs [2]	-	(48)	-	12,743
Materials and supplies inventory provision [2]	-	(502)	-	(1,019)
Foreign exchange (gain) loss [2]	68	(62)	159	(327)
Adjusted net (loss) / earnings	(3,512)	(1,848)	(2,195)	(3,449)
Per share – basic ($/share)	(0.03)	(0.01)	(0.02)	(0.03)
Per share – diluted ($/share)	(0.03)	(0.01)	(0.02)	(0.03)

1. In the year ended December 31, 2021, management determined that the nature of the services provided by the site administrative department at the Marmato Mine were shared between the Upper and Lower Mine and accordingly, certain immaterial costs previously allocated to cost of sales, should be capitalized to the Lower Mine expansion project and as such comparative figures have been updated from results previously disclosed. Refer to the Summary of quarterly results section for further details.

2. As presented in the Condensed Consolidated Interim Financial Statements for the respective period.

Critical Accounting Estimates and Accounting Policies

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying Aris Gold’s accounting policies were the same as those that applied to the financial statements for the year ended December 31, 2021 and as described in the related Management’s Discussions and Analysis except for the following:

Investments in Associates

Following the acquisition of the interest in Soto Norte, the consolidated interim financial statements also include the following joint arrangements and investments in associates:

Associates	Location	Ownership Interest	Classification and accounting method	Mining properties
Soto Norte Gold Project (“Soto Norte“)	Colombia	20%	Associate; equity method	Soto Norte Project

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control, and decisions about the activities that significantly affect the returns of the investee require consent of the counterparty. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor’s rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method.

Under the equity method, the Company’s investment in a joint venture or an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the joint venture or associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the

Page	15

Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021 joint venture or associate’s reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company’s investments in joint venture and associates also include any long-term debt interests which in substance form part of the Company’s net investment. The Company’s share of a joint venture or an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The Company’s share of earnings and losses of joint venture and associates are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture or an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its joint venture and associates are recognized only to the extent of unrelated investors’ interests in the associates and joint venture. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its joint venture and associates are not eliminated.

Impairment and reversal of impairment of investments in associates

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs. Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint operation at the cash-generating unit (“CGU”) level to determine whether there is any indication that these assets are impaired.

Loss (earnings) per share

Basic (loss) earnings per share is computed by dividing net (loss) income for the period by the weighted average number of common shares outstanding during the period.

Diluted (loss) earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, and net income is adjusted for the impact that the conversion of the securities or other contracts would have on profit or loss in the period, if dilutive. This method assumes that proceeds received from the exercise of stock options and warrants and any unamortized share-based compensation amounts are used to repurchase common shares at the prevailing market rate.

Financial Instruments

The fair values of cash and cash equivalents, cash in escrow, accounts receivable, accounts payable, accrued liabilities, deferred consideration and convertible debt approximate their carrying values due to the short term to maturity of these financial instruments. The warrant liability, gold-linked notes, and deferred and performance share unit liabilities are carried at fair value through profit and loss. The gold-linked notes and unlisted warrants classified as Level 2 in the fair value hierarchy as the fair values have been determined based on inputs, including volatility factors, commodities prices, risk-free rate, stock price and credit spread, which can be substantially observed or corroborated in the marketplace. Refer to Note 14 in the accompanying Interim Financial Statements for more information on the financial instruments held by the Company.

Page	16

Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

Off-balance Sheet Arrangements

Aris Gold has no off-balance sheet arrangements.

Recent Accounting Pronouncements

As disclosed and described in more detail in the Annual Financial Statements, the Company adopted new amendments to IAS 16 – Property, Plant and Equipment; IFRS 3 – Business Combinations; IFRS 9 – Financial Instruments and IAS 37 – Provisions, contingent liabilities and contingent assets on January 1, 2022 with no impact to the Company.

Risks and Uncertainties

Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Gold is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Gold assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Readers are encouraged to read and consider the risk factors which are more specifically described under the caption “Risk Factors” in the Company’s AIF for the year ended December 31, 2021 dated as of March 3, 2022 which is available on www.arisgold.com and under the Company’s profile on SEDAR at www.sedar.com.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company’s securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Internal controls over financial reporting

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the Company’s disclosure controls and procedures, that as of June 30, 2022, the Company’s disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others within the Company.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation, that the internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Page	17

Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

Changes in internal controls

During the three months ended June 30, 2022, there were no changes in the Company’s internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “anticipate”, “believe”, “continue”, “estimate”, “expect”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “target” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to Aris Gold’s growth strategy and properties, the anticipated benefits, conditions, approvals and closing of the GCM transaction, the advancement and benefits of and ownership interest in the Soto Norte project, improvements to the operations at the Marmato Upper Mine, extension of the mine life at Marmato through advancing the Lower Mine project and modernizing the Marmato Upper Mine, statements made under the headings “Q2 2022 Highlights” and “Outlook” and the Company’s anticipated business plans or strategies, financing sources, use of proceeds from the GLN Financing, the WPMI Stream, gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures, capital and exploration expenditures and conversion of mineral resources to mineral reserves.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Gold to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: the success of business integration, the focus of management’s time and attention on the GCM Transaction and other disruptions arising from the GCM Transaction, the ability of the Aris Gold management team to successfully integrate with the current operations, the successful completion of the ESIA and receipt of approval from ANLA in respect of the Soto Norte project, risks related to international operations, risks related to general economic conditions, actual results of current exploration activities, availability of quality assets that will add scale, diversification and complement Aris Gold’s growth trajectory; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold; the ability to convert mineral resources to mineral reserves; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; changes in national and local government legislation, taxation, controls, regulations, regulations and political or economic developments in Canada or Colombia, accidents in

Page	18

Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021 operations, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals including obtaining required environmental and other licenses and permits, or delays in the commitment and completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Aris Gold’s AIF for the year ended December 31, 2021 and dated March 3, 2022 which is available on the Company’s website at www.arisgold.com and on SEDAR at www.sedar.com.

Although Aris Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Gold disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.

Qualified Persons and Technical Information

Pamela De Mark, P.Geo., Vice President Exploration of Aris Gold, is a Qualified Person as defined by National Instrument 43-101, and has reviewed and approved the technical information contained in this Management’s Discussion and Analysis.

Measured and Indicated mineral resources are inclusive of mineral reserves. Mineral resources and reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum’s 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A is based upon information included in National Instrument 43 101 – Standards of Disclosure for Mineral Projects (NI 43-101) compliant technical reports entitled:

1.

Marmato Technical Report entitled “Revised NI 43-101 Technical Report Pre-Feasibility Study Marmato Project Colombia” dated September 18, 2020 with an effective date of March 17, 2020. The Marmato Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric J. Olin, MSc Metallurgy, MBA, SME-RM, MAusIMM, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Jeff Osborn, BEng Mining, MMSAQP, Joanna Poeck, BEng Mining, SME-RM, MMSAQP, Fredy Henriquez, MS Eng, SME, ISRM, Breese Burnley, P.E., Cristian A Pereira Farias, SME-RM, David Hoekstra, BS, PE, NCEES, SME-RM, David Bird, PG, SME-RM, Mark Allan Willow, MSc, CEM, SME-RM, and Tommaso Roberto Raponi, P.Eng, each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

2.

Soto Norte Technical Report entitled “NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021. The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.

3.

Segovia Technical Report entitled “NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Antioquia, Colombia” dated May 6, 2022 with an effective date of December 31, 2021. The Segovia Technical Report was

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Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021 prepared by Ben Parsons, MSc, MAusIMM (CP), Eric Olin, MSc, MBA, MAusIMM, SME-RM, Cristian A. Pereira Farias, SME-RM, David Bird, MSc, PG, SME-RM, Fredy Henriquez, MS Eng, SME, ISRM, Jeff Osborn, BEng Mining, MMSAQP, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Giovanny Ortiz, BS Geology, FAusIMM, Joshua Sames, PE, BEng Civil, Mark Allan Willow, MSc, CEM, SME-RM, and Jeff Parshley, P.G., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

4.

Toroparu Technical Report entitled “Revised NI 43-101 Technical Report and Preliminary Economic Assessment for the Toroparu Gold Project, Upper Puruni River Region of Western Guyana” dated February 4, 2022 with an effective date of December 1, 2021. The Toroparu Technical Report was prepared by Glen Kuntz, P. Geo., Brian Wissent, P.Eng, Daniel Yang, P.Eng, Ben Peacock, P.Eng, Kurt Boyko, P.Eng, Fernando Rodrigues, MMSAQP, and David Willms, P.Eng, each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

5.

Juby Technical Report entitled “Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Toronto” dated October 5, 2020 with an effective date of July 14, 2020. The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

Pro forma Consolidated Mineral Resources and Mineral Reserves

Mineral reserve estimates

Category	Property	Tonnes (kt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Proven	Marmato	802	5.10	22	133	569
Probable	Marmato	18,898	3.10	6	1,888	3,780
Probable	Soto Norte	4,953	6.22	34	990	5,477
Proven	Segovia	204	12.00	-	79	-
Probable	Segovia	2,087	9.93	-	666	-
Total P&P					3,756	9,826

Notes:

Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Gold based on its 20% joint venture ownership interest. Mineral reserves were estimated using a gold price of $1,400 per ounce at Marmato, $1,300 per ounce at Soto Norte, and $1,650 per ounce at Segovia. The mineral reserve effective dates are March 17, 2020 for Marmato, January 1, 2021 for Soto Norte, and December 31, 2021 for Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Vice President Exploration of Aris Gold, who is a Qualified Person as defined by NI 43-101.

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Management’s Discussion and Analysis Three and six months ended June 30, 2022 and 2021

Mineral resource estimates

Category	Property	Tonnes (Mt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Measured	Marmato	2.8	6.20	28	562	2,561
Indicated	Marmato	54.0	3.00	7	5,245	11,285
Indicated	Soto Norte	9.6	5.47	36	1,691	11,065
Measured	Segovia	0.5	14.01		208
Indicated	Segovia	4.1	10.65		1,412
Measured	Toroparu	110.9	1.26		4,479
Indicated	Toroparu	74.1	1.66		3,958
Indicated	Juby	21.3	1.13		733
Total M&I					18,288	24,911
Inferred	Marmato	30.8	2.60	3	2,567	3,282
Inferred	Soto Norte	5.5	4.06	26	714	4,551
Inferred	Segovia	5.3	9.91		1,704
Inferred	Toroparu	13.8	2.74		1,213
Inferred	Juby	47.1	0.98		1,488
Total Inferred					7,686	7,833

Notes:

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Gold based on its 20% ownership interest. Mineral resources were estimated using a gold price of $1,600 per ounce at Marmato, $1,300 per ounce at Soto Norte, $1,800 per ounce at Segovia, $1,630 at Toroparu, and $1,450 per ounce at Juby. The mineral resource effective dates are June 30, 2021 for Marmato, May 22, 2019 for Soto Norte, December 31, 2021 for Segovia, November 1, 2021 for Toroparu, and July 14, 2020 for Juby. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Vice President Exploration of Aris Gold, who is a Qualified Person as defined by NI 43-101.

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